EXHIBIT 21.0

LIST OF SUBSIDIARIES

SigmaTron International, Inc.

as of April 30, 2025

Subsidiaries	Jurisdiction of Incorporation or Organization

Standard Components de Mexico S.A.	Mexico
AbleMex, S.A. de C.V.	Mexico
Digital Appliance Controls de Mexico, S.A. de C.V.	Mexico
Spitfire Controls (Vietnam) Co. Ltd.	Vietnam
Spitfire Controls (Cayman) Co. Ltd.	Cayman
Wujiang SigmaTron Electronics Co., Ltd.	China
SigmaTron Electronic Technology Co., Ltd.	China